Exhibit 4.13

Description of Capital Stock of Worthington Industries, Inc.

The following is a description of the capital stock of Worthington Industries, Inc. (the “Company”).  The common shares, without par value (the “Common Shares”), of the Company are registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); while the preferred shares, without par value (the “Preferred Shares”), of the Company are not so registered.  This description does not describe every aspect of the Company’s capital stock and is subject to, and qualified in its entirety by reference to, the provisions of the Company’s Amended Articles of Incorporation and the Company’s Code of Regulations, each as currently in effect, each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K/A for the fiscal year ended May 31, 2019 of the Company, of which this Exhibit 4.13 is a part.  This description is qualified in its entirety by reference to the provisions of the Company’s Amended Articles of Incorporation and the Company’s Code of Regulations and applicable provisions of Ohio law.

Authorized Capital Stock

Under the Company’s Amended Articles of Incorporation, the Company’s authorized capital stock consists of 150,000,000 Common Shares, 500,000 Class A Preferred Shares, and 500,000 Class B Preferred Shares.

Common Shares

Holders of the Company’s Common Shares are entitled to:

•	one vote for each Common Share held;
•	receive dividends when and as declared by the Company’s Board of Directors from funds legally available therefor, subject to the rights of holders of the Company’s Preferred Shares, if any; and
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share ratably in the Company’s net assets, legally available to the Company’s shareholders in the event of the Company’s dissolution, liquidation or winding up, after provision for distribution to the holders of any Preferred Shares and to the payment in full of all amounts required to be paid to creditors or provision for such payment.

Holders of the Company’s common shares have no preemptive, subscription, redemption, conversion or cumulative voting rights. The Company’s outstanding common shares are fully paid and nonassessable.

Preferred Shares

Under the Company’s Amended Articles of Incorporation, the Company’s Board of Directors is authorized to issue, without any further vote or action by the Company’s shareholders, subject to certain limitations prescribed by Ohio law and the rules and regulations of the New York Stock Exchange, up to an aggregate of 500,000 Class A Preferred Shares and 500,000 Class B Preferred Shares, in one or more series. The Company’s Board of Directors is also authorized to fix or change the rights, preferences, qualifications and limitations of each series, including the division of such Preferred Shares into series, the designation and authorized number of Preferred Shares included in each series, dividend and distribution rights, liquidation rights, preferences and price, redemption rights and price, sinking fund requirements, preemptive rights, conversion rights and restrictions on issuance of Preferred Shares. Subject to the provisions of any applicable law, rule or regulation, holders of Class A Preferred Shares and holders of Class B Preferred Shares are entitled to one vote per share and ten votes per share, respectively, on matters to be voted upon by the holders of Common Shares and Preferred Shares voting together as a single class. Ohio law also entitles the holders of Preferred Shares to exercise a class vote on certain matters.

The Company’s Board of Directors may authorize the issuance of Preferred Shares with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the Company’s Common Shares. The issuance of Preferred Shares could have the effect of decreasing the market price of the

Company’s Common Shares. The issuance of Preferred Shares also could have the effect of delaying, deterring or preventing a change in control of the Company without further action by the Company’s shareholders.

Anti-Takeover Effects of Amended Articles of Incorporation, Code of Regulations and Ohio Law

Certain provisions in the Company’s Amended Articles of Incorporation and the Company’s Code of Regulations as well as certain provision of the Ohio Revised Code could discourage potential takeover attempts and make attempts by shareholders to change management more difficult. A description of these provisions is set forth below.

Classified Board of Directors

The Company’s Board of Directors is divided into three classes, with three-year staggered terms. This classification system increases the difficulty of replacing a majority of the directors at any one time and may tend to discourage a third party from making a tender offer or otherwise attempting to gain control of the Company. It also may maintain the incumbency of the Company’s Board of Directors.

Removal of Directors

Under the Company’s Amended Articles of Incorporation, any director, or the entire Board of Directors, may be removed from office, with or without cause, only by the affirmative vote of 75% of the voting power of the Company voting together as a single class. However, under current Ohio law, because the Company is an issuing public corporation (as defined in Section 1701.01 of the Ohio Revised Code) and has a classified Board of Directors, the directors of the Company may only be removed for cause. Directors may also be removed from office for cause by the affirmative vote of three-fourths of the directors then in office.

Advance Notice Requirements for Shareholder Proposals and Nominations for Election as Directors

Under the Company’s Code of Regulations, shareholders seeking to bring business before an annual meeting of shareholders or to nominate candidates for election as directors at an annual meeting must provide timely notice thereof in writing to the Company.

To be timely, a shareholder’s notice with respect to business to be brought before an annual meeting must be delivered to, or mailed and received at, the principal executive office of the Company not less than 30 days prior to an annual meeting. However, if less than 40 days’ notice or prior public disclosure of the date of the annual meeting is given or made to shareholders, the shareholder’s notice must be received no later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made.

In order to nominate an individual for election as a director at a meeting, a shareholder must give written notice of the shareholder’s intention to make such nomination. The notice must be delivered to, or mailed and received at, the Company’s principal executive office not less than 14 days or more than 50 days prior to any meeting called for the election of directors. However, if notice or public disclosure of the date of the meeting is given or made less than 21 days prior to the meeting, the shareholder notice must be received by the Company not later than the close of business on the seventh day following the day on which notice of the date of the meeting was mailed or publicly disclosed.

No Shareholder Action by Written Consent

Under the Company’s Amended Articles of Incorporation, any action required or permitted to be taken by the Company’s shareholders must be effected at a duly called meeting of the shareholders and may not be effected by an action by written consent of the shareholders. This prevents the Company’s shareholders from initiating or effecting any action by written consent, thereby limiting the ability of shareholders to take actions opposed by the Company’s Board of Directors.

Special Meetings of Shareholders

The Company’s Code of Regulations provides that special meetings of shareholders may be called only by the chairman of the board, the president (or, in the case of the president’s absence, death or disability, the vice president authorized to exercise the authority of the president), the secretary, the Board of Directors at a meeting of the Board, a majority of the directors acting without a meeting or the holders of at least 50% of all shares outstanding and entitled to vote at such special meeting.

Supermajority Voting Provisions

Under Ohio law, in the case of most mergers, sales of all or substantially all the assets of a corporation and amendments to a corporation’s articles of incorporation, the affirmative vote of two-thirds of the voting power of the corporation is required unless the corporation’s articles of incorporation provide for a lower amount but not less than a majority. The Company’s Amended Articles of Incorporation change the default voting requirement provided by Ohio law to a majority of the voting power, except that the affirmative vote of 75% of the voting power is required with respect to certain transactions between the Company and “substantial shareholders” as described below under the heading “— Transactions With Substantial Shareholders.”

Transactions With Substantial Shareholders

Under the Company’s Amended Articles of Incorporation, certain transactions between the Company and a “substantial shareholder” must be approved by the affirmative vote of the holders of 75% of the voting power of the Company (which vote must also include the affirmative vote of the holders of a majority of the voting power of the Company excluding the substantial shareholder in question). A “substantial shareholder” is defined as any person who beneficially owns, directly or indirectly, more than 15% of the Company’s voting power or is an affiliate of the Company and at any time within the past three years beneficially owned, directly or indirectly, more than 15% of the Company’s voting power, but does not include the Company, any of the Company’s subsidiaries, any employee benefit plan of the Company or of any of the Company’s subsidiaries, the trustees or fiduciaries of any such plan or any affiliate of the Company owning in excess of 10% of the outstanding common shares of the Company on August 3, 1998 (and the respective successors, executors, legal representatives, heirs and legal assigns of such affiliate). Transactions requiring a supermajority shareholder vote include:

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any merger or consolidation of the Company or any subsidiary of the Company with or into any substantial shareholder or any other corporation which, after such merger or consolidation, would be an affiliate of a substantial shareholder;

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any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of related transactions) to or with any substantial shareholder of any substantial part of the assets of the Company or any subsidiary of the Company;

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the issuance or transfer by the Company or any subsidiary of the Company (in one transaction or a series of related transactions) of equity securities of the Company or any subsidiary of the Company to any substantial shareholder for consideration having an aggregate fair market value of $25 million or more;

•	the adoption of any plan or proposal for the liquidation or dissolution of the Company if, as of the record date relating to such event, any person shall be a substantial shareholder; and
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any reclassification of securities (including any reverse stock split) or recapitalization of the Company, or any reorganization, merger or consolidation of the Company with any of the Company’s subsidiaries or any similar transaction which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding equity securities of the Company or any subsidiary of the Company directly or beneficially owned by any substantial shareholder.

A supermajority shareholder vote is not required, however, with respect to any of the foregoing transactions which is approved by three-fourths of the Company’s Board of Directors, provided that a majority of the directors in office and acting upon such matter are “continuing directors” (as defined in the Company’s Amended Articles of Incorporation).

Control Share Acquisition Act

Ohio law provides that certain notice and informational filings, and special shareholder meeting and voting processes, must occur prior to any person’s acquisition of an issuing public corporation’s shares that would entitle the acquirer to exercise or direct the exercise of the voting power of the issuing public corporation in the election of directors within any of the following ranges:

•	one-fifth or more but less than one-third of such voting power;
•	one-third or more but less than a majority of such voting power; or
•	a majority or more of such voting power.

This provision of Ohio law, which is known as the Control Share Acquisition Act, does not apply to a corporation if its articles of incorporation or code of regulations so provide. The Company has opted out of the application of the Control Share Acquisition Act in the Company’s Code of Regulations.

Merger Moratorium Statute

Chapter 1704 of the Ohio Revised Code, which is known as the Merger Moratorium Statute, generally addresses a wide range of business combinations and other transactions (including mergers, consolidations, asset sales, loans, disproportionate distributions of property and disproportionate issuances or transfers of shares or rights to acquire shares) between an Ohio corporation and an “interested shareholder” who, alone or with others, may exercise or direct the exercise of at least 10% of the voting power of the corporation in the election of directors. The Merger Moratorium Statute does not apply to a corporation if its articles of incorporation so provide. The Company opted out of the application of the Merger Moratorium Statute in the Company’s Amended Articles of Incorporation.

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